Exhibit (4)(t)
MERRILL LYNCH LIFE INSURANCE COMPANY
GUARANTEED MINIMUM DEATH BENEFIT (“GMDB”) RIDER
This Rider is part of the Contract to which it is attached (the “Base Contract”) and is subject to all the terms and conditions of the Base Contract. The provisions of this Rider control over any contrary provisions of the Base Contract.
This Rider is available only if, on the GMDB Effective Date, the Owner (and Co-Owner, if any) is not younger than the Minimum Age for GMDB Rider and is not older than the Maximum Age for GMDB Rider. The GMDB Effective Date and the Minimum Age and Maximum Age for the GMDB Rider are shown on the GMDB Rider page of the Contract Schedule (“GMDB Rider Schedule”).
If the Base Contract has Co-Owners, all references to “age” refer to the oldest Owner’s age. If the Owner is a non-natural person, all references to Owner shall mean Annuitant. As described on the GMDB Rider Schedule, restrictions may apply to Owners and Annuitants.
You may not cancel this Rider. It can only be terminated as described in the Termination Provision of this Rider.
This Rider amends the Base Contract as follows:
Section 7.1.2 of the Base Contract is replaced in its entirety by the following:
7.1.2	DEATH BENEFIT AMOUNT: The Death Benefit during the Accumulation Period is equal to the greater of:
(i)	the Contract Value; or

(ii)	the GMDB Base plus the value of Your interest in any Excluded Accounts.
The amount of the GMDB Base is determined as described on the GMDB Rider Schedule.

Excluded Accounts are shown on the GMDB Rider Schedule.

The Death Benefit is determined on the Death Benefit Determination Date described on the GMDB Rider Schedule.

The Death Benefit may be limited if the conditions described under Death Benefit Limitation on the GMDB Rider Schedule apply.

If there is a change of Owner of the Base Contract and this Rider continues in effect, the period for calculating the GMDB Base may be reduced as described under GMDB Base on the GMDB Rider Schedule.
ALLOCATION GUIDELINES AND RESTRICTIONS: As described on the GMDB Rider Schedule, Allocation Guidelines and Restrictions will apply and We may periodically rebalance Your Account Value while this Rider is in effect.

ML 103 CMB6	SPECIMEN

GMDB CHARGE: The current and maximum GMDB Charge Percentage, how the charge is determined, and when and how it is collected are described on the GMDB Rider Schedule. The current GMDB Charge may change but it will never exceed the maximum GMDB Charge shown on the GMDB Rider Schedule.
TERMINATION: This Rider will terminate upon the earliest of:
(i)	a change of Owner resulting in termination as described under Change of Owner on the GMDB Rider Schedule; or

(ii)	application of all of the Annuity Value to an Annuity Option on the Annuity Date; or

(iii)	receipt of Due Proof of Death (unless from an Eligible Spousal Beneficiary who continues the Base Contract and qualifies for continuation of this Rider); or

(iv)	termination of the Base Contract.

MERRILL LYNCH LIFE INSURANCE COMPANY
By:
Secretary